Energie vernünftig nutzen

EVN

03 SEP 11 PM 7:21

EVN AG · Postfach 100 · A-2344 Maria Enzersdorf

Stop 3 - 9
Office of International Corporate Finance
Securities and Exchenge Commission
450 Fifth Avenue, N.W.
Washington, D.C. 20549



03029945

Bearbeiter	Mag. Stefan Szyszkowitz/Ha
Tel. / Dw.	0043-02236/200-12132
Datum	4.9.2003

SUPPL

EVN AG
File No. 82-3178

Dear Mrs. Yeats,

We enclose for filing our letter to shareholder 1. October 2002 – 30. June 2003).

The releases are to be filed with respect to our obligations pursuant to Rule 12g3-2(b). Kindly acknowledge receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelope provided for your convenience.

Very truly yours

EVN AG
Vorstandssekretariat

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Enclosures

dlw 9/11

Direktion

EVN Platz
A-2344 Maria Enzersdorf
Telefon 0 22 36 / 200 ... - 0
Telefax 0 22 36 / 200 - 2600

EVN AG
Sitz der Gesellschaft: Maria Enzersdorf
Registriert: Landesgericht Wr. Neustadt
FN 72000 h, DVR: 0024341,

Energie vernünftig nutzen

EVN

October 1, 2002 – June 30, 2003



- Increased sales volumes in electricity, heating and water
- Gas business characterised by altered sales structure
- High energy purchasing prices exert pressure on the operating result
- Marked improvement in the financial result
- Net result clearly above last year's level
- Big step forward in water business due to the purchase of WTE
- "Austrian electricity solution" – positive decision by the EU Commission

Key figures – EVN Group

		2002/03 Q. 1–3	2001/02 Q. 1–3	Change %	2001/02	2000/01
Sales volumes						
Electricity[1]	GWh	7,378	6,801	8.5	8,624	7,773
Gas[1]	m m^3	1,027[2]	1,552	–33.8	2,317	1,589
Heating	GWh	761	689	10.5	786	721
Water	m m^3	17.8	17.4	2.5	24.0	23.4
Income statement						
Sales revenues	EUR m	874.5	904.3	–3.3	1,113.9	1,014.7
EBITDA	EUR m	227.1	243.5	–6.8	250.0	243.8
EBITDA margin	%	26.0	26.9	–	22.4	24.0
Operating result (EBIT)	EUR m	136.5	157.6	–13.4	127.9	121.0
EBIT margin	%	15.6	17.4	–	11.5	11.9
Result before tax	EUR m	171.7	141.8	21.1	137.6	126.3
Period net result	EUR m	119.7	89.5	33.7	89.5	87.8
Earnings per share	EUR	3.18	2.41	32.3	2.39	2.56
Balance sheet						
Balance sheet total	EUR m	2,933.4	2,808.8	4.4	2,803.9	2,498.6
Equity	EUR m	1,159.1	1,064.0	8.9	1,041.1	1,013.0
Equity ratio	%	39.5	37.9	–	37.1	40.5
Net debt	EUR m	352.0	440.0	–20.0	441.9	342.1
Gearing	%	30.4	41.4	–	42.4	33.8
Cash flow and investments						
Cash flow from the result	EUR m	204.3	259.5	–21.3	287.7	242.9
Investments in tangible assets	EUR m	130.2	79.5	63.8	161.7	157.7
Employees						
Number of employees	Average	2,303	2,181	5.6	2,199	2,204
EBIT / employee	TEUR	59.3	72.3	–	58.0	55.0
Value added						
Capital employed	EUR m	2,282.1	2,075.8	9.9	2,066.3	1.802.9
Return on equity	%	10.9	8.6	–	8.7	9.4
Return on capital employed	%	6.6	5.9	–	6.1	6.4

1) Including trading and sales to other energy companies
2) From January 1, 2003, excluding gas key account sales and gas trading due to the transfer to EconGas



Dear Shareholder,

In the first three quarters of the 2002/03 financial year (October 1, 2002 – June 30, 2003), EVN showed significantly improved results as compared to the previous year. This was not only due to higher volumes sold and increased sales revenues from electricity, heating and water, but mainly to a marked improvement in the financial result.

The lack of the extensive one-off transactions of the past year and the transfer of the key accounts and trading business to EconGas had a somewhat negative impact on gas sales volumes and revenues. Nonetheless, the results of EconGas will be included in the EVN Group's financial statements at equity in the 4th quarter. The 3rd quarter also saw continued pressure on the results due to sharp rises in the purchasing prices for both electricity and gas.

Water business expansion

During the period under review, EVN made a major advance in its water business through the acquisition of WTE Wassertechnik GmbH, Essen, a leading services company with special expertise in the wastewater treatment sector. Founded in 1984, WTE designs, builds, finances and operates municipal and industrial water and wastewater plants and with this range has achieved success in the European market. At present, WTE operates 69 sewage plants for some 8.5 million people and has operations in both Austria and ten other EU and CEE countries. The purchase is still subject to approval by the competition authorities, but is expected to be fulfilled in October 2003.

Through this acquisition, EVN has decisively consolidated its position in the water market and has gained numerous promising business perspectives relating to the restructuring of the national and international municipal water sector. Following the takeover in 2001 of evn wasser, Austria's second largest water supplier with a focus on drinking water, we have now raised our profile as a comprehensive supplier for the entire water sector. This is because the strengths of evn wasser and WTE complement each other ideally and allow us to supply drinking water and to offer wastewater treatment of the highest standard.

First European natural gas auction on the Internet

With the on-line auction of 250 m m³ of gas in July 2003, EconGas fulfilled one of the central requirements of the competition authorities for the approval of the merger of the gas businesses of six Austrian companies. EconGas, which was founded in 2002 by OMV, BEGAS, EVN, Linz AG, OÖF and Wiengas as a joint trading and sales company and became operative at the beginning of 2003, is set to meet the expectations of becoming a leading player in the liberalised Central European natural gas market.

EU gives the green light for the Austrian electricity solution

Following a six-month review, in mid-June 2003 the EU Commission approved the "Austrian electricity solution" (a business alliance between BEWAG, Energie AG, EVN, Linz AG, Verbund and Wien Energie). The "Austrian electricity solution" brings about extensive changes to the previous structure of the Austrian electricity industry, in order to deal with the new challenges that now confront it. The partnership, which numbers among the top ten European electricity trading houses, has an annual synergy potential of around EUR 80 m, around EUR 12 m of which should apply to EVN. Approval of the partnership was given subject to a number of conditions aimed at strengthening competition, and the partner companies are currently working intensively on fulfilling these requirements. The new joint companies should commence operations on January 1, 2004.

NÖKOM wins an important contract

In June 2003, NÖKOM, a subsidiary in which we have a 50% holding, achieved a notable success. Following a pan-European tendering process, the company received an order for the construction of a wide-band data network for the federal province of Lower Austria. For companies in the structurally weak regions of Lower Austria in particular, the creation of this efficient data highway will provide important technological impulses and thus remove various competitive disadvantages. For EVN, the realisation of this project further enlarges the existing optical fibre communications network.

Outlook

On the basis of the results for the first three quarters of 2002/03 we are confident of being able to present good results for the full 2002/03 financial year.

Media reports during the summer months on the subject of electricity shortages and temporary power cuts in some European countries as well as the largest power failure in the history of the USA highlight the importance of having a functioning power supply system like that in Austria, which is more or less taken for granted. Recent developments have shown that a reliable, high-quality energy supply is dependent on a sensitive balance between market regulations, sourcing conditions and capital market requirements. This demonstrates that any consideration of the liberalised market should not focus merely on short-term cost and price reduction potential, but also, and above all, consider the long-term securing of supply quality to the benefit of our customers, and shareholders.

Rudolf Gruber
Chairman of the Executive Board

Maria Enzersdorf,
August 2003

General economic environment

EVN's business development during the first three quarters of the 2002/03 financial year (October 1, 2002 – June 30, 2003) was mainly influenced by the following factors:

- Temperatures during the period under review, which were slightly higher than the long-term average.
- Energy sourcing prices, which remained at a high level.
- The continuing lack of any sign of an economic recovery.
- A financial result favoured by low interest rates and the strong euro exchange rate.

Primarily as a result of low temperatures in the 2nd quarter of 2002/03, during the period under review the heating degree total, which is used as an indicator for temperature-related energy demand, was 14.3% above the comparative value of the preceding year. Correspondingly, this had a generally positive effect on EVN's sales. However, in terms of the long-term average, the first three quarters of 2002/03 were 1.4% warmer.

Energy sourcing prices in both the electricity and gas sectors remained at a high level. For example, electricity wholesale prices for annual deliveries have risen by more than 10% since the start of the year 2003. Moreover, further rises can be anticipated, particularly in electricity.

Conversely, the current low interest rates and the high value of the Euro had a positive effect. This favoured the valuation of financial instruments, which led to a tangible improvement in the financial result.

Operating result (EBIT) Q. 1–3



EUR m
160
120
80
40
148.9
157.6
136.5
2000/01 Q. 1–3
2001/02 Q. 1–3
2002/03 Q. 1–3

Overall business development

Sales revenues somewhat below the high level of the preceding year

Against the background of the change in the sales organisation structure in both the electricity and gas areas, where trading business and key accounts were outsourced to separate companies within the framework of the EnergieAllianz and the "Austrian solutions", EVN sales revenues were down on those of the same period of the preceding year. Energy business revenues stood at EUR 789.3 m, which was EUR 44.5 m, or 5.3%, below the figure of the previous year. At EUR 874.5 m, total sales revenues were also 3.3% down on last year.

Electricity revenues showed an increase of 6.1% and rose to EUR 467.3 m during the period under review. This was mainly due to the fact that EVN's entire production is now marketed via e&t, which resulted in corresponding external sales. However, as a result of the lack of both the one-off revenues from the extensive trading business of the past year and the revenues from key accounts, which are now served by EconGas, gas revenues fell by 20.6% to EUR 285 m.

As a consequence of the low temperatures in the 2nd quarter and the continuous rise of the number of customer connections, heating revenues in the first three quarters of 2002/03 were up by 7.8% on the comparative figure for the previous year at EUR 36.9 m.

Water sales revenues of EUR 14.6 m also represented an increase of 7.5%, while other operating revenues went up by 24.0% to EUR 70.6 m. This rise was mostly due to higher customer payments for network construction, the start of pilot operations by AVN and expansion to the scope of consolidation.

The item "Own work capitalised and other operating income" fell by 17.6% during the period under review to EUR 27.2 m. This decline resulted from a lower volume of changes in inventory, own work capitalised and claim payments.

Continuing pressure from high energy purchasing prices

The high expenses for energy purchases continued to place pressure on EVN's results. Although total expenditure on external electricity purchases and primary energy declined by 6.6% to EUR 426.0 m, mainly due to the sales reduction in the gas sector during the period under review, costs rose sharply in relation to sales. The main reason for this trend was the increased cost of electricity and primary energy, as well as additional expenditure on "green power" (electricity from renewable sources, which has to be purchased due to Austrian law) and balancing energy.

The cost of materials and services was up by 12.5% at EUR 68.5 m as a consequence of higher expenditure on external services, particularly in connection with maintenance and customer connection orders.

Personnel expenses largely constant despite workforce growth

During the first nine months of the year, the EVN Group workforce averaged 2,303, which was 122 employees, or 5.6%, above the figure for the same period of the preceding year. The predominant reasons for this rise related to recruitment for the AVN thermal waste incineration plant, which has already commenced pilot operations, as well as extensions to the scope of consolidation. Measured in terms of this increase, personnel expenses only rose by 1.0% to EUR 143.1 m. A reduction in the expenditure on pensions and the partial reversal of provisions were largely responsible for this limited cost rise.

Depreciation increased by 5.5% to EUR 90.6 m as compared to the figure for the preceding year. This rise was mainly the result of an increase in investment in the electricity sector. Other operating expenses were up by 5.3%, primarily due to offsets with non-consolidated subsidiaries.

Result before tax up on the preceding year

As a consequence of the fall in gas revenues, reduced electricity grid tariffs and the trend of unfavourable energy purchasing prices the operating result (EBIT) during the period under review did not match last year's level, falling by 13.4% to EUR 136.5 m.

By contrast, there was a marked improvement in the financial result for the first three quarters of 2002/03. Low interest rates, higher net liquidity and the favourable Euro exchange rate reduced EVN's interest expenses and also brought about improved valuations of foreign currency bonds, securities and derivative financial instruments. The result from investments also improved, primarily due to the equity valuation of BEWAG.

In total, at EUR 171.7 m, the result before tax was 21.1% above the comparable figure for the preceding year. Following the deduction of income tax and minority interests, the net result for the period was EUR 119.7 m, which represented an increase of 33.7%.

Income statement (IAS)

	2002/03 Q. 1–3 EUR m	2001/02 Q. 1–3 EUR m	Change %	**2002/03 Q. 3** EUR m	2001/02 Q. 3 EUR m	Change %
Electricity revenues	467.3	440.3	6.1	132.4	115.5	14.6
Gas revenues[1]	285.0	359.2	–20.6	15.9	67.9	–76.6
Heating revenues	36.9	34.2	7.8	6.8	6.9	–0.4
Water revenues	14.6	13.6	7.5	10.7	9.7	10.4
Other revenues	70.6	56.9	24	21.5	14.3	49.9
Sales revenues	**874.5**	**904.3**	**–3.3**	**187.3**	**214.3**	**–12.6**
Own work capitalised and other operating income	27.2	33.1	–17.6	9.3	13.8	–32.5
Energy purchase and primary energy expenses	–426.0	–456.1	6.6	–78.7	–119.7	34.3
Cost of materials and services	–68.5	–60.9	–12.5	–21.3	–17.1	–24.2
Personnel expenses	–143.1	–141.6	–1.0	–51.7	–51.0	–1.5
Depreciation	–90.6	–85.9	–5.5	–31.9	–27.9	–14.2
Other operating expenses	–37.1	–35.2	–5.3	–15.5	–14.7	–5.4
Operating result (EBIT)	**136.5**	**157.6**	**–13.4**	**–2.6**	**–2.4**	**–6.5**
Result from investments	9.4	–3.5	–	8.1	–9.7	–
Interest and other financial result	25.9	–12.3	–	21.9	–2.1	–
Financial result	**35.3**	**–15.8**	**–**	**30.0**	**–11.8**	–
Result before tax	**171.7**	**141.8**	**21.1**	**27.5**	**–14.2**	–
Taxes on profit	–51.0	–51.2	0.3	–4.3	4.1	–
Minority interests	–1.0	–1.1	6.6	–0.8	–0.9	6.9
Period net result	**119.7**	**89.5**	**33.7**	**22.3**	**–11.0**	–
Number of shares	37,581,455	37,198,497	–	37,581,455	37,475,254	–
Earnings per share (in EUR)	3.18	2.41	32.3	0.59	–0.29	–

[1] From January 1, 2003, excluding gas key account sales and gas trading due to the transfer to EconGas

Balance sheet structure remains stable

In comparison to the last balance sheet date (September 30, 2002), the EVN Group balance sheet total increased by EUR 129.5 m, or 4.6%, to EUR 2,933.4 m and continued to be solid.

As a result of the sale of the investment in ATEL, fixed assets declined by 1.5% to EUR 2,310.9 m. As a consequence, the share of fixed assets went down to 78.8% of total assets. Inventories fell by 49.0% due to the spin-off of gas storage to EconGas, which means that EVN no longer has its own direct gas reserves. Nonetheless, the share of current assets on the balance sheet total rose from 16.3% to 21.2% as a consequence of an increase in trade accounts payable on the closing date and higher liquidity.

The share of long-term liabilities on the balance sheet total also rose slightly from 49.0% to 49.3% due to the increase of long-term loans for investment projects in group subsidiaries. Conversely, the share of current liabilities fell from 13.8% to 11.2%. As compared to the balance sheet as at September 30, 2002, EVN's liabilities were up overall by EUR 12.4 m, or 0.7%.

Balance sheet structure June 30, 2003


%
100
80
60
40
20
78.8
21.2
39.5
49.3
11.2
Assets
Equity and liabilities
Fixed assets
Current assets
Equity
Long-term liabilities
Short-term liabilities

Balance sheet (IAS)

	30.06.2003 EUR m	30.09.2002 EUR m	Change EUR m	Change %
Assets				
Fixed assets				
Tangible and intangible assets	1,592.5	1,554.3	38.1	2.5
Investments	612.2	698.5	–86.3	–12.4
Other fixed assets	106.2	92.9	13.3	14.3
	2,310.9	**2,345.8**	**–34.9**	**–1.5**
Current assets				
Inventories	40.2	78.8	–38.7	–49.0
Receivables and other current assets	244.3	198.2	46.1	23.2
Cash and current deposits	338.1	181.1	157.0	86.7
	622.5	**458.1**	**164.4**	**35.9**
Total assets	**2,933.4**	**2,803.9**	**129.5**	**4.6**
Equity and liabilities				
Equity				
Share capital	91.1	91.1	0.0	0.0
Capital reserves	186.8	186.8	0.0	0.0
Retained earnings	881.2	763.3	118.0	15.5
	1,159.1	**1.041.1**	**118.0**	**11.3**
Minority interests	**22.7**	**23.6**	**–0.9**	**–3.8**
Long-term liabilities				
Long-term debt	783.9	680.0	103.9	15.3
Deferred tax	50.0	36.6	13.4	36.7
Long-term provisions	377.8	429.3	–51.5	–12.0
Deferred income from customer payments for network construction	172.8	169.2	3.5	2.1
Other long-term liabilities	38.9	36.2	2.8	7.6
	1,423.4	**1,351.3**	**72.1**	**5.3**
Current liabilities				
Short-term loans	6.0	14.6	–8.6	–59.1
Taxes payable	96.5	65.2	31.3	47.9
Trade accounts payable	85.7	94.9	–9.3	–9.8
Current provisions	84.6	123.7	–39.0	–31.6
Other current liabilities	55.5	89.5	–34.0	–38.0
	328.2	**387.9**	**–59.7**	**–15.4**
Total equity and liabilities	**2,933.4**	**2,803.9**	**129.5**	**4.6**

The result achieved during the period under review and result neutral value adjustments due to the application of IAS 39 led to an increase in equity of 11.3% to EUR 1,159.1 m. The equity ratio on the balance sheet date for the period stood at 39.5%.

Cash flow below last year's level

Despite the increase in the result before tax, relative to the same figure for the preceding year, the cash flow from the result in the period under review was down EUR 55.2 m, or 21.3%, at EUR 204.3 m. The main reason for this decline was the income from the valuation of financial instruments, which derived from the favourable Euro exchange rate.

The cash flow from operating activities also fell by around 50% in the period under review to EUR 111.0 m. Above all, this was due to a rise in working capital caused by an increase in short-term receivables, as well as a reduction in short-term provisions. This counterbalanced the positive effects on cash flow created by the spin-off of gas stocks to EconGas.

There was a striking improvement in the cash flow from investment activities, mainly as a result of the sale of the investment in ATEL, but also due to the lack of the purchase of a holding in Energie AG Oberösterreich, which was completed last year. The acquisition of the WTE Group, which took place during the period under review, will only become cash effective in the 2003/04 financial year, following the decision of the competition authorities.

Cash flow statement (IAS)

	2002/03 Q. 1–3 EUR m	2001/02 Q. 1–3 EUR m	Change EUR m	Change %
Result before tax	171.7	141.8	29.9	21.1
Non-cash items	32.6	117.7	–85.1	–72.3
Cash flow from the result	204.3	259.5	–55.2	–21.3
Cash flow from operating activities	111.0	225.3	–114.3	–50.7
Cash flow from investment activities	–21.7	–254.4	232.7	91.5
Cash flow from financing activities	37.1	238.2	–201.2	–84.4
Total cash flow	126.3	209.1	–82.8	–39.6
Cash and cash equivalents at the beginning of the period	143.4	–80.9	224.3	–
Cash and cash equivalents at the end of the period	269.7	128.2	141.5	–

Changes in equity

EUR m	Share capital	Capital reserves	Retained earnings	IAS 39 reserve	Own shares	Total
As at 30.9.2001	**91.1**	**186.8**	**758.2**	**0.0**	**–23.0**	**1,013.0**
Initial application of IAS 39			–52.4	–5.7		–58.1
Dividend 2000/01			–26.3			–26.3
Net result 2001/02			89.5			89.5
Sale of own shares			10.2		23.0	33.2
IAS 39 result neutral value change				–29.2		–29.2
Other changes			19.0			19.0
As at 30.9.2002	**91.1**	**186.8**	**798.2**	**–34.9**	**0.0**	**1,041.1**
Net result Q. 1–3 2002/03			119.7			119.7
Dividend 2001/02			–26.3			–26.3
IAS 39 result neutral value change				25.0		25.0
Other changes			–0.5			–0.5
As at 30.6.2003	**91.1**	**186.8**	**891.1**	**–9.9**	**0.0**	**1,159.1**

The cash flow from financing activities was down by 84.4% at EUR 37.1 m. However, the figure for the preceding year was significantly above average due to a bond issue.

Overall, on this basis, EVN achieved positive cash flow of EUR 126.3 m, which resulted in an increase in cash and cash equivalents to EUR 269.7 m.

Increase in investments in fixed assets

With an increase of 63.8% to EUR 130.2 m, EVN's investments in fixed assets during the period under review considerably exceeded the comparative figure of the preceding year. The predominant reasons for this development were the expansion of wind farms and local heating plants, the completion of AVN's waste incineration plant, and extensive investments in refurbishing at the Korneuburg power station. In line with this extensive investment activity, the "Fixed assets" item on the balance sheet rose by 2.5% to EUR 1,592.5 m.

The individual business areas

Electricity sector continues to experience high purchasing prices

Since October 1, 2002, EVN's electricity sales have been handled by EVN Energievertrieb GmbH & Co KG, which was founded within the framework of EnergieAllianz. In addition, all electricity trading is concentrated in e&t, the joint EnergieAllianz trading subsidiary. The fact that EVN's in-house electricity production is also being marketed by e&t, led to corresponding external sales.

Against the background of these changes, in the period under review, EVN's electricity sales volumes rose by a total of 8.5% to 7,378 GWh.

Sales to end consumers fell by 3.3%. Sales in the EVN network area dropped by 0.7% as a consequence of competitive and economic factors, while sales outside the EVN network area were down by around 2.6%, due to Energie AG joining EnergieAllianz and the subsequent expansion of the Allianz territory.

Investments Q. 1–3, 2002/03


36.3%
44.4%
1.6%
8.0%
9.8%
Electricity
Gas
Heating
Water
Other

Sales volumes

	2002/03 Q. 1–3	2001/02 Q. 1–3	Change Absolute	%
Electricity (GWh)				
End customers	4,734	4,894	–160	–3.3
Electricity trading and sales to other electricity companies	2,644	1,907	737	38.7
Total electricity sales volumes	**7,378**	**6,801**	**577**	**8.5**
Gas (m m³)				
End customers[1]	860	1,106	–246	–22.2
Gas trading and sales to external power stations[1]	167	446	–279	–62.6
Total gas sales volumes	**1,027**	**1,552**	**–525**	**–33.8**
Company plants and internal consumption	213	394	–181	–45.9
Total gas consumption	**1,241**	**1,946**	**–705**	**–36.2**
Heating sales volumes (GWh)	**761**	**689**	**72**	**10.5**
Water sales volumes (m m³)	**17.8**	**17.4**	**0.4**	**2.5**

[1] From January 1, 2003, excluding gas key account sales and gas trading due to the transfer to EconGas

Nonetheless, EVN's electricity revenues could be increased by 6.1% to EUR 467.3 m relative to the previous year, primarily due to growth in the electricity trading sector. However, the operating result in the electricity segment was 19.1% lower than in the preceding year at EUR 77.8 m. This was largely due to the sharp increase in expenditure on electricity purchases and primary energy as well as grid-tariff reductions.

Generation in EVN's power stations during the first three quarters of 2002/03 amounted to 2,519 GWh. This represented a fall of 24.5% compared to the figure for the same period of the preceding year (Q. 1–3 2001/02: 3,335 GWh) and was due mainly to a reduction in output from thermal power stations. By contrast, hydro-power production developed strongly due to favourable generation conditions.

Key gas accounts and gas trading business transferred to EconGas

During the period under review there was also a change in EVN's gas sales organisation structure. Since January 1, 2003, the entire key account and trading business in the gas sector has been carried out by EconGas, a joint venture of EnergieAllianz partners, OMV and OÖF, which will be consolidated at equity in EVN's financial statements from the 4th quarter of 2002/03 onwards. EVN itself has only retained its domestic and commercial customers, which has led to a corresponding reduction in the sales directly reported by EVN.

Overall, EVN's gas sales volumes in the first three quarters of 2002/03 were down by 33.8% relative to the comparative figure of the preceding year. Apart from the transfer of key accounts to EconGas, the fall in sales volumes related mainly to the fact that the comparative sales figure from the preceding year was unusually high due to extensive one-off trading transactions.

Sales in the domestic and commercial customer segment rose markedly as a consequence of the cold weather in the 2nd quarter, the purchase of the Korneuburg municipal gas utility and on-going network expansion.

In line with the general trend in sales volumes, at EUR 285.0 m, gas revenues were down by 20.6% as compared to the figure for the preceding year. The operating result in the gas segment fell by 11.6% to EUR 45.8 m. However, as a result of the transfer of key account gas sales and gas trading to EconGas, these figures are only comparable to a limited extent.

Heating business continues to grow

Due to a steady increase in customer numbers and the favourable demand for heating, particularly in the 2nd quarter, EVN's heating business continued to show rapid expansion. Heating sales volumes in the period under review were up 10.5% relative to the same period of last year at 761 GWh, and revenues rose correspondingly by 7.8% to EUR 36.9 m.

Water sales surpass those of the previous year

During the period under review, water sales volumes of the fully consolidated subsidiary, evn wasser, also increased and at 17.8 m m^3 were 2.5% above the same figure for the preceding year. Compared to the figure for 2001/02, evn wasser's sales revenues rose by 7.5% to EUR 14.6 m .

Sales revenues by business area Q. 1–3, 2002/03



8.1%
1.7%
4.2%
53.4%
32.6%
Electricity
Gas
Heating
Water
Other

Segment result

EUR m	Electricity		Gas		Heating and other business areas		Total	
	2002/03 Q. 1–3	2001/02 Q. 1–3	**2002/03 Q. 1–3**	2001/02 Q. 1–3	**2002/03 Q. 1–3**	2001/02 Q. 1–3	**2002/03 Q. 1–3**	2001/02 Q. 1–3
Sales revenues	486.0	453.0	291.7	370.8	96.8	80.5	874.5	904.3
Operating result (EBIT)	77.8	96.2	45.8	51.9	12.8	9.5	136.5	157.6
EBIT margin	16.0	21.2	15.7	14.0	13.2	11.8	15.6	17.4

The EVN share

Following major uncertainty and phases of great price volatility towards the end of the period under review (October 2002–June 2003), the international stock markets steadied at a slightly higher level. From the beginning of October 2002 until the end of June 2003, the Dow Jones index rose by 13.2%, while the DAX was up by 12.4%.

During the same period, the ATX rose by around 23.4% and once again stood out from the international trend. However, the EVN share was unable to keep pace and fell by 13,0% between the beginning of October 2002 and the end of June 2003. By contrast, the Dow Jones Euro Stoxx Utilities branch index rose slightly by 1.6%.

During the period under review, the EVN share of stock turnover on the Vienna Stock Exchange amounted to EUR 82.8 m, or roughly 0.8%.

At the beginning of July 2003, a change occurred in EVN's shareholder structure. Energie Baden-Württemberg AG (EnBW) declared that its share of EVN AG voting rights had risen to more than 10%. In addition, Energie AG Oberösterreich has transferred its 6.5% share in EVN AG voting rights to Raiffeisenlandesbank Oberösterreich regGenmbH. These changes had no effect on the position of the federal province of Lower Austria, which, on the basis of Austrian constitutional law, continues to be the majority shareholder in EVN AG with a holding of around 51%.

Investor Relations

During the period under review, EVN continued to communicate actively with the markets. The half-year results 2002/03 were presented to the financial community in both Vienna and London and the dialogue with analysts and fund managers was continued within the framework of road shows.

EVN's investor relations homepage was relaunched at the beginning of the current financial year. A wider range of information and services is now available at the new address: **www.investor.evn.at**.

EVN share price and ATX (Austrian Traded Index) – Relative performance


Base: October 2, 2000
160
140
120
100
80
Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug
EVN closing price
ATX

The EVN share

		2002/03 Q. 1–3	2001/02 Q. 1–3	2000/01 Q. 1–3
Share price at closing date	EUR	37.24	47.70	36.90
Highest price	EUR	44.50	48.05	40.05
Lowest price	EUR	36.93	41.00	27.25
Value of shares traded[1]	EUR m	83	267	337
Share of total turnover[1]	%	0.76	2.96	2.69
Market capitalisation at closing date	EUR m	1,400	1,781	1,262

[1] Vienna Stock Exchange

Financial calendar 2002/03[1]

2002/03 Annual Results	December 10, 2003
AGM	January 23, 2004
Ex-dividend day	January 28, 2004
Dividend payment	January 30, 2004

[1] Provisional dates

EVN AG

Head Office
EVN Platz
A-2344 Maria Enzersdorf
Telephone +43 2236 200-0
Fax +43 2236 200-2030

Investor Relations
Georg Waldner
Telephone +43 2236 200-12718
Fax +43 2236 200-82718
E-mail investor.relations@evn.at

Information on the Internet
www.evn.at
www.investor.evn.at

Further Websites

Allplan	www.allplan.at
BEGAS	www.begas.at
BEWAG	www.bewag.at
ECONGAS	www.econgas.at
EnergieAllianz	www.energieallianz.at
Energie AG	www.energieag.at
evn naturkraft	www.evn-naturkraft.at
evn wasser	www.evnwasser.at
e&i	www.eui.at
e&t	www.eundt.at
Linz AG	www.linzag.at
GrafoTech	www.grafotech.at
kabelsignal	www.kabsi.at
NÖKOM	www.noekom.at
Austrian electricity solution	www.unserstrom.at
teletech	www.teletech.co.at
UTA	www.uta.at
Wien Energie	www.wienenergie.at

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